December 20, 2005.

BY OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

  RE:
  Dividend Capital Total Realty Trust, Inc.
  Amendment No. 4 to Registration Statement on Form S-11,
   File No. 333-125338

Ladies and Gentlemen:

        On behalf of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (the "Company") and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the "Securities Act") please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No. 4 to the above-referenced Registration Statement (the "Registration Statement") on Form S-11 ("Amendment No. 4").

        Amendment No. 4 includes revisions in response to the comment letter from the Staff of the Commission to John E. Biallas of the Company dated October 28, 2005 (the "Comment Letter"), as well as comment letters received by the Company in connection with the Blue Sky regulatory process, which is substantially complete.

        This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter. For the Staff's convenience, the Company is providing the Staff with 6 copies of Amendment No. 4, which have been marked to indicate the location of changes from the Registration Statement filed on October 14, 2005, together with copies of this response letter as filed with the Commission.

Federal Income Tax Considerations, page 92

1.
Please revise to indicate that counsel has provided you with a tax opinion, not that counsel will provide you with an opinion, regarding your REIT qualification. In addition, we note your statement that the opinion will state that (commencing with our taxable year ending on December 31, 2005, we were organized in conformity with the requirements for qualification as a REIT under the Code." Since this statement is forward-looking, please revise so that the text here is consistent with the text found in the tax opinion.

Response To Comment 1

        The Company has revised the disclosure under the caption "Federal Income Tax Considerations" in response to the Staff's comment. We note that the Company has provided the Staff with a revised tax opinion. The Company will file a signed tax opinion as an exhibit to the Registration Statement prior to its effectiveness.

Financial Statements

General

2.
Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Response To Comment 2

        The Company notes the Staff's comment. The Company has included financial statements and prior performance tables as of September 30, 2005 in this Amendment # 4.

Exhibit 23.1

3.
Please have your auditors update their consent for the use of their audit report.

Response To Comment 3

        The Company has filed an updated consent of the auditors in response to the Staff's comment.

* * *

        If you should have any questions about this letter or require any further information, please call me at 212-735-2135.

Very truly yours,

/s/ Nicholas J. Galli

cc:
John E. Biallas, President, Dividend Capital Total Realty Trust, Inc.